SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 17, 2017

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant's name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated July 17, 2017, entitled "Syneron Candela Completes Previously Announced Transaction with Funds Advised by Apax Partners and Becomes a Private Company."

This Form 6-K is incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250), on January 15, 2010 (Registration No. 333-164351), on December 9, 2013 (Registration No. 333-192729) and on September 8, 2016 (Registration No. 333-213539).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Sarit Soccary
Name: Sarit Soccary
Title: General Manager of Syneron Medical Site in Israel

Date: July 17, 2017

Syneron Candela Completes Previously Announced Transaction with Funds
Advised by Apax Partners and Becomes a Private Company

Announces new executive leadership team headquartered in the U.S.

IRVINE, Calif., July 17, 2017 – Syneron Medical Ltd. (NASDAQ: ELOS), a leading global non-surgical aesthetic device company, today announced the successful completion of its acquisition by an affiliate of funds advised by Apax Partners for $11.00 per share in cash in a transaction valued at approximately $400 million.

The transaction was announced on April 3, 2017 and received approval from Syneron Candela's shareholders on June 15, 2017. As a result of the transaction, Syneron Candela is now a privately held company. Syneron Candela's ordinary shares will cease to trade on The Nasdaq Stock Market before the opening of the market today and will be delisted.

In conjunction with the closing of the transaction, Geoffrey Crouse has been appointed Chief Executive Officer and a member of the Board of Directors of Syneron Candela. Mr. Crouse has successfully led businesses in the life sciences sector spanning capital equipment, diagnostics and tools. Prior to joining Syneron Candela, he served as Chief Executive Officer of Cord Blood Registry from 2012 to 2015, when the company was sold to AMAG Pharmaceuticals. Prior, he served as Chief Operating Officer of Immucor, a publicly traded company in the in-vitro diagnostics marketplace, and led Health Economics and Reimbursement Outcomes for Roche Diagnostics. Mr. Crouse currently serves as a member of the Board of Directors at Invitae Corporation (NYSE: NVTA) and Prelude Fertility. Mr. Crouse holds a B.A. in English from Boston College, an MBA and a Masters of Public Health, from the University of California, Berkeley.

Mr. Crouse said, "I am excited to join Syneron Candela. I have been very impressed with the potential of the Syneron Candela business and the passion of the Company's talented employees. I see a real opportunity to re-ignite growth in the business through a relentless focus on our customers' success and by building on the strength of Syneron Candela's brands, the technology behind its products, and the high quality of the Company's engineering and product development organization."

Also joining Syneron Candela's senior executive team are Mike Johnson as Chief Financial Officer, Mary Trout as President, Americas, and Todd Van Horn as Chief Business Officer.  Mr. Crouse, Mr. Johnson, Mrs. Trout, and Mr. Van Horn served together as members of Cord Blood Registry's executive team, and collectively bring over 60 years of experience in life science and medical device businesses. The Company's newly appointed executives will be headquartered in the United States in the San Francisco Bay Area.

Barclays acted as exclusive financial advisor to Syneron Candela.  Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. and Morrison & Foerster LLP served as legal advisors. J.P. Morgan served as financial advisor to Apax Partners and Simpson Thacher & Bartlett LLP and Meitar Liquornik Geva Leshem Tal served as legal advisors.

About Syneron Candela
Syneron Candela is a leading global non-surgical aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, tattoo removal, women's intimate health, improving the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company has a wide portfolio of trusted, leading products including UltraShape Power, VelaShape, CO2RE, CO2RE Intima, GentleLase, VBeam Perfecta, PicoWay, Profound and elōs Plus.

Founded in 2000, Syneron Candela has R&D and manufacturing operations in Israel and the U.S. The company markets, services and supports its products in nearly 100 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

For additional information, please visit http://www.syneron-candela.com.

Media Contact

Heidi Donato, Cohn & Wolfe (media)
E: Heidi.Donato@cohnwolfe.com
M: +1-516-359-1146
P: +1-516-221-0614